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Re:	K12 Inc.

Form 10-K for the Year Ended June 30, 2012

Filed September 12, 2012

File No. 001-33882

Dear Mr. Spirgel:

Our client, K12 Inc. (the “Company”), acknowledges receipt of the Staff’s letter, dated February 21, 2013, with respect to the above-referenced Annual Report on Form 10-K. Per our discussion with Jonathan Groff of the Staff and Howard Polsky of the Company on February 26, 2013, the Company will respond to the Staff’s letter in a response letter to be submitted on or before March 20, 2013.

If you have any questions, please contact me at (202) 637-2275.

Very truly yours,

/s/ William P. O’Neill William P. O’Neill of LATHAM & WATKINS LLP

cc:	Ronald J. Packard, Chief Executive Officer
Howard D. Polsky, General Counsel and Secretary
Julia A. Thompson, Latham &Watkins LLP